BOB EVANS FARMS, INC.

3776 South High Street

Columbus, Ohio 43207

March 15, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Amy M. Geddes, CPA

Accountant, Division of Corporation Finance

Ladies and Gentlemen:

Pursuant to our discussion with Ms. Geddes on March 13, 2012, we have received your comment letter dated March 12, 2012, regarding our Form 10-K for Fiscal Year Ended April 29, 2011. We appreciate your granting an extension for us to respond and we expect to submit our response no later than April 10, 2012. This will allow sufficient time for an internal review of our response at all appropriate levels.

Sincerely,

Bob Evans Farms, Inc.

By:	/s/ Kevin C. O’Neil
Vice President, General Counsel and Corporate Secretary